

Mail Stop 3030

October 13, 2016

Via E-mail
Edwin Witarsa Ng
Chief Executive Officer
KinerjaPay Corp.
Jl. Multatuli, No. 8A
Medan, 20151
Indonesia

> **Re: KinerjaPay Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 4, 2016**
> **File No. 333-211294**

Dear Mr. Ng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2016 letter.

Statement of Changes in Stockholders' Equity (Deficit) For the Years Ended December 31, 2015 and 2014, page 45

1.   We note the revisions made in response to prior comment 2. Although the shares outstanding at December 31, 2014 reflected in this statement now agree with the stockholders' deficit section on the balance sheet for that date, the par dollar value does not. Based on our review of this statement included in your Form S-1 filed May 11, 2016, the par dollar value and shares outstanding at December 31, 2013 and stock issued for services in fiscal 2014 still do not appear to give retroactive effect to the one-for-thirty (1:30) basis reverse stock split. Further, retroactive effect of the split on the fiscal 2014 stock issued for services does not appear to be reflected in Note 2 and no adjustment for this split has been made to the weighted average number of shares

outstanding on your fiscal 2015 summary of financial information at page 8. Please revise the filing to give retroactive effect to the one-for-thirty (1:30) basis reverse stock split in the aforementioned sections of the filing.

You may contact David Burton at (202) 551-3626 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Richard Rubin, Esq.